AD 9/3

OO 8/29/13

[redacted]

SECUR 13014372 ION

SEC Mail Processing Section
AUG 27 2013
Washington DC
405

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SEC FILE NUMBER
8- 25304

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kirk Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 North Carroll Blvd., Suite 201
(No. and Street)

Denton	Texas	76201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sennett Kirk — 940-566-0293
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hankins, Eastup, Deaton, Tonn & Seay P.C.
(Name – *if individual, state last, first, middle name*)

902 North Locust	Denton	Texas	76201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OO 9/7/13

OATH OR AFFIRMATION

I, Sennett Kirk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kirk Securities Corporation, as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BRANDI NEWLAND
MY COMMISSION EXPIRES
October 5, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIRK SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

JUNE 30, 2013

HANKINS, EASTUP, DEATON
TONN & SEAY
A PROFESSIONAL CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS

902 NORTH LOCUST
P.O. BOX 977
DENTON, TEXAS 76202-0977

KIRK SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

JUNE 30, 2013

MEMBERS:
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

HANKINS, EASTUP, DEATON, TONN & SEAY
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

902 NORTH LOCUST
P.O. BOX 977
DENTON, TEXAS 76202-0977
TEL. (940) 387-8563
FAX (940) 383-4746

INDEPENDENT AUDITORS' REPORT

Board of Directors
Kirk Securities Corporation
Denton, Texas

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Kirk Securities Corporation (the Company) as of June 30, 2013, and related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kirk Securities Corporation as of June 30, 2013, and the results in its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements as a whole.

Hankins, Eastup, Deaton, Tonn & Seay

Hankins, Eastup, Deaton, Tonn & Seay
A Professional Corporation
Certified Public Accountants
Denton, Texas

August 20, 2013

KIRK SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2013

ASSETS

Cash and cash equivalents		$ 235,484
Due from clearing broker		6,029
Securities owned:		
Marketable, at market value		429,382
Federal income tax receivable		764
Prepaid expenses		820
Property and equipment - at cost:		
Furniture and equipment	$ 13,983	
Less: accumulated depreciation	(13,706)	
Property and equipment - net		277
Membership		3,500
Total		$ 676,256

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Payroll taxes payable		$ 2,083
Deferred income taxes		24,783
Total Liabilities		26,866
Stockholders' Equity:		
Common stock - authorized 10,000 shares at $1.00 par value each; issued and outstanding 2,750 shares	$ 2,750	
Additional paid-in-capital	110,229	
Retained earnings	536,411	
Total Stockholders' Equity		649,390
Total		$ 676,256

The accompanying notes are an integral part of these financial statements.

KIRK SECURITIES CORPORATION

STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2013

Revenues:		
Commissions		$131,588
Gain on investment securities		55,159
Dividends		12,454
Oil and gas sales		1
Total Revenues		199,202
Expenses:		
Salaries	$ 75,165	
Consulting fees	2,400	
Quotation expenses	6,840	
Oil and gas operating expenses	20	
Rent	18,049	
Telephone	5,736	
Depreciation	137	
Commissions	348	
Professional fees	6,000	
Books and subscriptions	1,961	
Dues and memberships	8,402	
Donations	50	
Postage	1,357	
Supplies	1,446	
Insurance	4,384	
Copy expense	560	
Taxes	6,153	
Advertising	3,525	
Miscellaneous	6,605	
Computer expense	3,561	
Education and training	384	
Travel and entertainment	918	
Total Expenses		154,001
Income before income taxes		45,201
Federal income tax provision (benefit)		
Current	(382)	
Deferred	5,986	
Total Federal income tax provision (benefit)		5,604
Net Income		$ 39,597
Earnings Per Share		$ 14.40

The accompanying notes are an integral part of these financial statements.

KIRK SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance, July 1, 2012	$2,750	$110,229	$496,814
Net income (loss)			39,597
Balance, June 30, 2013	$2,750	$110,229	$536,411

The accompanying notes are an integral part of these financial statements.

KIRK SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2013

Cash Flows From Operating Activities:		
Net income	$ 39,597	
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	137	
(Gain) on investment securities	(55,159)	
(Increase) in due from clearing broker	(3,282)	
Increase in deferred income taxes	5,986	
Decrease in Federal income tax receivable	2,854	
Decrease in prepaid expenses	432	
(Decrease) in payroll taxes payable	(6,265)	
Net cash used by operating activities		$ (15,700)
Net Decrease in Cash and Cash Equivalents		(15,700)
Cash and Cash Equivalents, July 1, 2012		251,184
Cash and Cash Equivalents, June 30, 2013		$ 235,484

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Income taxes	$ 0
Interest	$ 0

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Texas Corporation and serves customers primarily in the Denton County, Texas area.

2. Significant Accounting Policies

A summary of the significant accounting policies followed by the Company in preparation of the accompanying financial statements is set forth below:

The Company is engaged in a single line of business, primarily in the brokerage and investment advisory business.

Securities transactions, along with related income and expenses, are recorded on a trade date basis.

The amount due from clearing broker represents commissions earned but paid the following month. No allowance for uncollectible amounts has been recorded as management considers all amounts due fully collectible.

Furniture and equipment are stated at cost.

Depreciation is calculated using the straight-line method on the basis of the cost of the assets, generally over their estimated useful lives. The company uses statutory accelerated methods in reporting depreciation for income tax purposes.

Deferred income taxes are provided when income and expenses, principally relating to the valuation of investment securities and depreciation and depletion, are recognized in different years for financial and tax reporting purposes.

For purposes of the statement of cash flows, the Company considers bank checking accounts and mutual fund money market accounts to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Securities Owned and Fair Value Measurement

The Company's securities owned consists of common stocks, which are readily marketable and traded on national exchanges.

The Company's securities owned are valued at fair value on a recurring basis. The fair values of securities owned are measured based on quoted prices (unadjusted) in active markets for identical assets the company has the ability to access (Level 1 inputs). During the year ended June 30, 2013, the Company recorded an unrealized gain of $55,159 on securities owned which are held at year end.

The cost of securities owned is $243,690. Appropriate deferred income taxes have been provided for unrealized appreciation/(depreciation).

4. Income Taxes

The net deferred income tax liability in the accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities:

Deferred tax liability	$24,783
Deferred tax asset	0
Net deferred tax liability	$24,783

The deferred tax liability results from the use of accelerated methods of depreciation of property and equipment, differences relating to the valuation of investment securities, and a net operating loss carryover and contribution carryovers available for federal income tax purposes. The Company has a federal income tax net operating loss carryover of $10,583 that expires in 2033 and federal income tax contribution carryovers of $9,982 that expire variously over the next five years.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2013, the Company had net capital of $565,456, which was $465,456 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .00368 to 1.

6. Operating Leases

The Company leases its office space under a noncancellable lease that expires in April 2014. The lease requires current monthly rental payments of $1,538. Rental expense related to this lease for the year ended June 30, 2013 was $18,049.

Lease commitments under noncancellable leases in future years are as follows:

Year Ended	Amount
June 30, 2014	$13,839
Total	$13,839

7. Concentrations

The Company invests most of its cash and cash equivalents in mutual fund money market accounts. The accounts are not Federally insured.

The Company's securities owned portfolio consists of six issues. The value of each individual position ranges from $33,830 to $98,415.

8. Subsequent Events

The Company has evaluated subsequent events through August 20, 2013, the date which the financial statements were available to be issued.

KIRK SECURITIES CORPORATION

Schedule 1

COMPUTATION OF NET CAPITAL
JUNE 30, 2013

Capital:		
Stockholders' equity		$ 649,390
Total		649,390
Deductions:		
Non-liquid assets:		
Prepaid expenses	$ 820	
Fixed assets - net	277	
Membership	3,500	
Total Non-liquid assets		4,597
Haircuts - Investment securities		79,337
Total Deductions		83,934
Net Capital		565,456
Required Net Capital		100,000
Excess Net Capital		$ 465,456
Aggregate Indebtedness		$ 2,083
Ratio of Aggregate Indebtedness to Net Capital		.00368 to 1
Excess Net Capital at 1000%		$ 565,248

Note: There were no material differences between the above Computation and the Company's Computation.

KIRK SECURITIES CORPORATION

Schedule 2

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
FOR THE YEAR ENDED JUNE 30, 2013

The Corporation claims an exemption from Rule 15c3-3 under Section (K) (2) (ii); all customer transactions are cleared through another broker, Maplewood Investment Advisors, on fully disclosed basis.

Because of said exemption there are no material differences in the Reserve Requirements.

MEMBERS:
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

HANKINS, EASTUP, DEATON, TONN & SEAY
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

902 NORTH LOCUST
P.O. BOX 977
DENTON, TEXAS 76202-0977
TEL. (940) 387-8563
FAX (940) 383-4746

INDEPENDENT AUDITORS' REPORT

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Kirk Securities Corporation
Denton, Texas

In planning and performing our audit of the financial statements of Kirk Securities Corporation (the Company), as of and for the year ended June 30, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hankins, Eastup, Deaton, Tonn & Seay

Hankins, Eastup, Deaton, Tonn & Seay
A Professional Corporation
Certified Public Accountants
Denton, Texas

August 20, 2013